SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

CALL NOTICE FOR AN

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby summoned to an Extraordinary Shareholders' Meeting to be held on May 30, 2011, at 11:00 a.m., at the Company's headquarters at Av. Brig. Faria Lima, 3400, 20o andar, in the city and state of São Paulo, to resolve on the following Agenda:

(i)            to examine, discuss and approve the Protocol and Justification for the Merger by Companhia Siderúrgica Nacional ("CSN") of its subsidiary Inal Nordeste S.A., inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 00.904.638/0001-57 (“Inal Nordeste”);

(ii)          to approve and ratify the contracting of KPMG Auditores Independentes, a specialized company responsible for preparing the accounting appraisal report of Inal Nordeste’s shareholders’ equity, to be transferred to CSN;

(iii)        to examine and approve the aforementioned accounting appraisal report on Inal Nordeste’s shareholders’ equity, with reference date of April 30, 2011;

(iv)        to discuss and approve the merger of Inal Nordeste with CSN, in accordance with the terms and conditions established by the Protocol and Justification for Merger of the company in question;

(v)          to grant powers to CSN´s  management to perform all actions required in order to implement the merger transaction to be resolved upon in the Shareholders’ Meeting referred to herein; and

(vi)        to ratify the newspapers in which the Company makes its legal publications.

We request Shareholders with stock in custody to present an updated statement from the custodial body, containing their shareholding interest. We also ask all shareholders who wish to be represented by proxy to observe the terms of paragraph 1 of article 126 of Law 6404/76 and deliver, to the headquarters of CSN, their powers of attorney with powers for representation at the Shareholders' Meeting referred to in this notice, within forty-eight (48) hours of the meeting's date, in order to facilitate services to shareholders.

All documents related to the issues on the agenda are available to Shareholders at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the BM&FBovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri), pursuant to the terms of Law 6404/76 and CVM Instruction 481/2009.

São Paulo, May 12, 2011

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.